Exhibit 99.1

GRINDROD SHIPPING HOLDINGS LTD.

UNAUDITED FINANCIAL RESULTS FOR THE SECOND QUARTER & FIRST HALF OF THE YEAR

ENDING DECEMBER 31, 2022

Singapore, August 17, 2022: — Grindrod Shipping Holdings Ltd. (NASDAQ: GRIN) (JSE: GSH) (“Grindrod Shipping” or “Company” or “we” or “us” or “our”), a global provider of maritime transportation services predominantly in the drybulk sector, today announced its earnings results for the three months and the six months ended June 30, 2022.

Financial Highlights for the Three Months Ended June 30, 2022

▪	Revenues of $161.6 million
▪	Gross profit of $64.6 million
▪	Profit for the period and attributable to owners of the Company of $56.8 million, or $2.99 per ordinary share
▪	Adjusted net income of $53.3 million, or $2.81 per ordinary share(1)
▪	Adjusted EBITDA for the period of $73.9 million(1)
▪	Handysize and supramax/ultramax TCE per day of $27,479 and $31,021, respectively(1)

Financial Highlights for the Six Months Ended June 30, 2022

▪	Revenues of $271.9 million
▪	Gross profit of $105.3 million
▪	Profit for the period and attributable to owners of the Company of $85.8 million, or $4.56 per ordinary share
▪	Adjusted net income of $83.1 million, or $4.42 per ordinary share(1)
▪	Adjusted EBITDA of $124.1 million(1)
▪	Handysize and supramax/ultramax TCE per day of $24,990 and $27,604, respectively(1)
▪	Period end cash and cash equivalents of $160.0 million and restricted cash of $9.7 million

(1) Adjusted EBITDA, Adjusted net income and TCE per day are non-GAAP financial measures. For the definitions of these non-GAAP financial measures and the reconciliation of these measures to the most directly comparable financial measure calculated and presented in accordance with GAAP, please refer to the definitions and reconciliations in “Non-GAAP Financial Measures” at the end of this press release.

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Operational Highlights for the Three Months Ended June 30, 2022

▪	On June 1, 2022, we sold the 2016-built medium range product tanker, Matuku for a gross price of $30.0 million.

▪	On May 10, 2022, we exercised the purchase option on the chartered-in 2015-built supramax bulk carrier, IVS Pinehurst, for an amount of $18.0 million with delivery to us on July 25, 2022. The vessel remained chartered-in at her original contract rate until delivered to us.

▪

On May 12, 2022, we agreed to extend the long-term charter on the 2014-built supramax bulk carrier, IVS Crimson Creek, for a period of 11 to 13 months at a charter-in rate of $26,276 per day commencing May 1, 2022.

Recent Developments

▪

On August 17, 2022, the Company’s Board of Directors declared an interim quarterly cash dividend of $0.84 per ordinary share, payable on or about September 19, 2022, to all shareholders of record as of September 9, 2022 (the “Record Date”). As of August 17, 2022, there were 18,996,493 common shares of the Company outstanding (excluding treasury shares).

In view of the Record Date of September 9, 2022, shareholders may not reposition shares between the JSE and the U.S. Register during the period from September 7, 2022, at 9.00 a.m. (South African time) until September 12, 2022 at 9.00 a.m. (South African time).

▪	As of August 10, 2022, we have contracted the following TCE per day for the third quarter of 2022 (1):

-	Handysize: approximately 1,020 operating days(2) at an average TCE per day of approximately $25,127

-	Supramax/ultramax: approximately 1,524 operating days(2) at an average TCE per day of approximately $26,766

(1) TCE per day is a non-GAAP financial measure. For the definition of this non-GAAP financial measure and the reconciliation of this measure to the most directly comparable financial measure calculated and presented in accordance with GAAP, please refer to the definitions and reconciliations in “Non-GAAP Financial Measures” at the end of this press release.

(2) Operating days: the number of available days in the relevant period a vessel is controlled by us after subtracting the aggregate number of days that the vessel is off-hire due to a reason other than scheduled drydocking and special surveys, including unforeseen circumstances. We use operating days to measure the aggregate number of days in a relevant period during which vessels are actually available to generate revenue.

CEO Commentary

Stephen Griffiths, the Interim Chief Executive Officer and Chief Financial Officer of Grindrod Shipping, commented:

“Grindrod Shipping reported another record quarterly performance with a strong second quarter of 2022 reflecting the resilient markets in our handysize and supramax/ultramax drybulk carrier segments. For the second quarter of 2022, we achieved $73.9 million of Adjusted EBITDA and $53.3 million of Adjusted net income, or $2.81 per ordinary share from continuing operations. These robust results have allowed us to announce our highest quarterly dividend to date of $0.84 per ordinary share, continuing our flexible capital return policy of rewarding our shareholders with material dividends in times of market strength. Since our first dividend with respect to the third quarter of 2021, we have declared a combined total dividend of $2.75 per ordinary share over the last four quarters.

The dry bulk market remained healthy in the second quarter 2022, despite the ongoing Russian-Ukraine conflict and disruptions in traditional trade routes. The smaller segments in which we operate are still earning a premium over the larger vessels due to their versatility, benefiting from a broader base of cargoes and continued spillover from the container trade. The supply picture remains at very healthy levels with continued minimal ordering of new vessels due to concerns over environmental regulations and higher newbuilding prices. As we head into the second half of the year, more macroeconomic concerns have emerged as the global economy grapples with elevated inflation levels and rising interest rates. Thus far the impact on the dry cargo market has been minimal, though we remain prudent in our approach to risk management given the potential uncertainty.”

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Unaudited Results for the Three Months Ended June 30, 2022 and 2021

Continuing Operations

Revenue was $161.6 million for the three months ended June 30, 2022 and $109.8 million for the three months ended June 30, 2021. Vessel revenue was $131.5 million for the three months ended June 30, 2022 and $109.7 million for the three months ended June 30, 2021. Revenue increased due to improved market conditions in the drybulk business which was slightly offset by a reduction in short-term operating days and the sale of a medium range tanker in the second quarter of 2022 (included in the Other segment under a bareboat charter) compared to no ship sales in continuing operations for the same period in 2021.

Our handysize total revenue and supramax/ultramax total revenue was $52.6 million and $78.2 million, respectively, for the three months ended June 30, 2022, and $37.4 million and $71.0 million, respectively, for the three months ended June 30, 2021. Handysize vessel revenue and supramax/ultramax vessel revenue was $52.4 million and $78.2 million, respectively, for the three months ended June 30, 2022, and $37.2 million and $71.0 million, respectively, for the three months ended June 30, 2021. The results for the three months ended June 30, 2022 were positively impacted by higher TCE per day rates achieved in our handysize and supramax/ultramax drybulk carrier segments, reflecting the stronger spot markets in these segments which was slightly offset by a reduction in short-term operating days.

Handysize TCE per day was $27,479 per day for the three months ended June 30, 2022 and $18,104 per day for the three months ended June 30, 2021. Supramax/ultramax TCE per day was $31,021 per day for the three months ended June 30, 2022 and $21,916 per day for the three months ended June 30, 2021.

Cost of sales was $97.0 million for the three months ended June 30, 2022 and $74.2 million for the three months ended June 30, 2021. The increase was primarily due to the cost of a ship sold in the second quarter of 2022 compared to no ship sales in continuing operations for the same period in 2021, increased costs for short-term charters which was offset by a decrease in short-term operating days, a decrease in voyage expenses and a decrease in vessel operating expenses.

Our handysize segment and supramax/ultramax segment cost of sales was $24.8 million and $42.6 million, respectively, for the three months ended June 30, 2022 and $23.1 million and $51.2 million, respectively, for the three months ended June 30, 2021.

Handysize voyage expenses and supramax/ultramax voyage expenses were $9.6 million and $13.1 million, respectively, for the three months ended June 30, 2022 and $7.7 million and $17.5 million, respectively, for the three months ended June 30, 2021. Handysize charter hire and supramax/ultramax charter hire were $4.7 million and $13.9 million, respectively, for the three months ended June 30, 2022 and $3.9 million and $16.5 million, respectively, for the three months ended June 30, 2021. Handysize vessel operating costs and supramax/ultramax vessel operating costs were $7.2 million and $4.2 million, respectively, for the three months ended June 30, 2022, and $8.4 million and $3.7 million, respectively, for the three months ended June 30, 2021. Handysize vessel operating costs per day were $5,247 per day for the three months ended June 30, 2022 and $6,130 per day for the three months ended June 30, 2021. Vessel operating costs per day were lower in the handysize drybulk carrier segment for the three months ended June 30, 2022 in comparison to the three months ended June 30, 2021 due to a decrease in the purchase of spare parts and the cost to airfreight the spares to the vessels, management fees on two vessels that were previously managed by an external company and crew signing off costs that were timed differently in the previous period, slightly offset by an increase in insurance costs. Supramax/ultramax vessel operating costs per day were $5,139 per day for the three months ended June 30, 2022 and $5,116 per day for the three months ended June 30, 2021. Vessel operating costs per day increased for the three months ended June 30, 2022 in comparison to the three months ended June 30, 2021 due to increased repair costs on a small number of vessels and increased insurance costs, partially offset by the decrease in the purchase of spares and the cost to airfreight the spares to the vessels and a decrease in crew signing off costs that were timed differently in the previous period.

The long-term charter-in costs per day for our supramax/ultramax fleet was $13,948 per day during the three months ended June 30, 2022 and $12,867 per day for the three months ended June 30, 2021. The increase is due to the extension of a charter agreement at a higher rate in May 2022. During the three months ended June 30, 2022, out of 2,100 operating days in the supramax/ultramax segment, 68.3% were fulfilled with owned/long-term chartered-in vessels and the remaining 31.7% with short-term chartered-in vessels compared to 2,422 operating days in the supramax/ultramax segment, 57.5% were fulfilled with owned/long-term chartered-in vessels and the remaining 42.5% with short-term chartered-in vessels the three months ended June 30, 2021.

Gross profit was $64.6 million for the three months ended June 30, 2022 and $35.6 million for the three months ended June 30, 2021.

Other operating income was $4.1 million for the three months ended June 30, 2022 and $3.3 million for the three months ended June 30, 2021.

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Administrative expense was $7.6 million for the three months ended June 30, 2022 and $7.9 million for the three months ended June 30, 2021.

Interest income was $0.2 million for the three months ended June 30, 2022 and $0.0 million for the three months ended June 30, 2021.

Interest expense was $4.3 million for the three months ended June 30, 2022 and $3.9 million for the three months ended June 30, 2021.

Income tax (expense) benefit was an expense of $0.2 million for the three months ended June 30, 2022 and was a benefit of $0.1 million for the three months ended June 30, 2021.

Profit for the three months ended June 30, 2022 was $56.8 million compared to $27.3 million for the three months ended June 30, 2021.

Profit attributable to owners of the Company for the three months ended June 30, 2022 was $56.8 million compared to $22.8 million for the three months ended June 30, 2021.

Continuing and Discontinued Operation

Profit for the three months ended June 30, 2022 was $56.8 million compared to $24.2 million for the three months ended June 30, 2021.

Profit attributable to owners of the Company for the three months ended June 30, 2022 was $56.8 million compared to $19.8 million for the three months ended June 30, 2021.

Unaudited Results for the six months ended June 30, 2022 and 2021

Continuing Operations

Revenue was $271.9 million for the six months ended June 30, 2022 and $178.3 million for the six months ended June 30, 2021. Vessel revenue was $241.7 million for the six months ended June 30, 2022 and $177.9 million for the six months ended June 30, 2021. Revenue increased due to improved market conditions in the drybulk business which was slightly offset by a reduction in short-term operating days and the sale of a medium range tanker in the first half of 2022 (included in the Other segment under a bareboat charter) compared to no ship sales in continuing operations for the same period in 2021.

Our handysize total revenue and supramax/ultramax total revenue was $88.8 million and $151.0 million, respectively, for the six months ended June 30, 2022, and $61.1 million and $114.5 million, respectively, for the six months ended June 30, 2021. Handysize vessel revenue and supramax/ultramax vessel revenue was $88.6 million and $151.0 million, respectively, for the six months ended June 30, 2022, and $60.8 million and $114.4 million, respectively, for the six months ended June 30, 2021. The results for the six months ended June 30, 2022 were positively impacted by higher TCE per day rates achieved in our handysize and supramax/ultramax drybulk carrier segments, reflecting the stronger spot markets in these segments which was slightly offset by a reduction in short-term operating days.

Handysize TCE per day was $24,990 per day for the six months ended June 30, 2022 and $15,285 per day for the six months ended June 30, 2021. Supramax/ultramax TCE per day was $27,604 per day for the six months ended June 30, 2022 and $17,606 per day for the six months ended June 30, 2021.

Cost of sales was $166.6 million for the six months ended June 30, 2022 and $130.1 million for the six months ended June 30, 2021. The increase was primarily due to the cost of a ship sold in the first half of 2022 compared to no ship sales in continuing operations for the same period in 2021 and increased costs for short-term charters which was slightly offset by a decrease in short-term operating days.

In the drybulk business, our handysize segment and supramax/ultramax segment cost of sales was $45.2 million and $92.1 million, respectively, for the six months ended June 30, 2022 and $41.6 million and $88.9 million, respectively, for the six months ended June 30, 2021.

Handysize voyage expenses and supramax/ultramax voyage expenses were $14.9 million and $31.5 million, respectively, for the six months ended June 30, 2022 and $14.1 million and $28.8 million, respectively, for the six months ended June 30, 2021. Handysize vessel operating costs and supramax/ultramax vessel operating costs were $14.8 million and $8.7 million, respectively, for the six months ended June 30, 2022, and $15.2 million and $7.5 million, respectively, for the six months ended June 30, 2021. Handysize vessel operating costs per day were $5,461 per day for the six months ended June 30, 2022 and $5,602 per day for the six months ended June 30, 2021. Vessel operating costs per day were lower in the handysize drybulk carrier segment for the six months ended June 30, 2022 in comparison to the six months ended June 30, 2021 due to a decrease in the purchase of spare parts and the cost to airfreight the spares to the vessels and a decrease in management fees on two vessels that were previously managed by an external company, slightly offset by an increase in insurance costs. Supramax/ultramax vessel operating costs per day were $5,338 per day for the six months ended June 30, 2022 and $5,212 per day for the six months ended June 30, 2021. Vessel operating costs per day were higher in the supramax/ultramax carrier segment for the six months ended June 30, 2022 in comparison to the six months ended June 30, 2021 due to repair costs on a small number of vessels and increased insurance costs, slightly offset by the decrease in the purchase of spares and the cost to airfreight the spares to the vessels.

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The long-term charter-in costs per day for our supramax/ultramax fleet was $13,552 per day during the six months ended June 30, 2022 and $12,611 per day for the six months ended June 30, 2021. The increase is due to the extension of a charter agreement in May 2022 at a higher rate. During the six months ended June 30, 2022, out of 4,328 operating days in the supramax/ultramax segment, 66.1% were fulfilled with owned/long-term chartered-in vessels and the remaining 33.9% with short-term chartered-in vessels compared to 4,864 operating days in the supramax/ultramax segment, 57.5% were fulfilled with owned/long-term chartered-in vessels and the remaining 42.5% with short-term chartered-in vessels the six months ended June 30, 2021.

Gross profit was $105.3 million for the six months ended June 30, 2022 and $48.2 million for the six months ended June 30, 2021.

Other operating income was $3.8 million for the six months ended June 30, 2022 and $3.4 million for the six months ended June 30, 2021.

Administrative expense was $15.9 million for the six months ended June 30, 2022 and $14.2 million for the six months ended June 30, 2021. Administrative expense increased in the six months ended June 30, 2022 as compared to the six months ended June 30, 2021 due to higher staff incentive costs.

Interest income was $0.3 million for the six months ended June 30, 2022 and $0.1 million for the six months ended June 30, 2021.

Interest expense was $7.4 million for the six months ended June 30, 2022 and $7.1 million for the six months ended June 30, 2021.

Income tax (expense) benefit was an expense of $0.3 million for the six months ended June 30, 2022 and a benefit of $0.1 million for the six months ended June 30, 2021.

Profit for the six months ended June 30, 2022 was $85.8 million and $30.4 million for the six months ended June 30, 2021.

Profit attributable to owners of the Company for the six months ended June 30, 2022 was $85.8 million and $25.0 million for the six months ended June 30, 2021.

Continuing and Discontinued Operation

Profit for the six months ended June 30, 2022 was $85.8 million compared to a profit of $27.6 million for the six months ended June 30, 2021.

Profit attributable to owners of the Company for six months ended June 30, 2022 was $85.8 million compared to $22.1 million for the six months ended June 30, 2021.

Net cash flows generated from operating activities was $137.8 million for the six months ended June 30, 2022 and $102.1 million for the six months ended June 30, 2021. Net cash (used in) generated from investing activities was an outflow of $0.1 million for the six months ended June 30, 2022 and an inflow of $0.2 million for the six months ended June 30, 2021. Net cash flows used in financing activities was $81.6 million for the six months ended June 30, 2022 and $82.3 million for the six months ended June 30, 2021.

As of June 30, 2022, we had cash and equivalents of $160.0 million and restricted cash of $9.7 million.

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Conference Call details

Tomorrow, Thursday, August 18, 2022, at 8:00 a.m. Eastern Daylight Time/ 2:00 p.m. South African Standard Time/ 8:00 p.m. Singapore Time, the Company's management will host a conference call and webcast to discuss the earnings results.

Conference Call details: Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 877 405 1226 (USA Toll Free Dial In) or +1 201 689 7823 (USA and Standard International Dial In), +0 800 756 3429 (UK Toll Free Dial In), +800 101 3046 (Singapore Toll Free Dial In), or +0 800 983 831 (South Africa Toll Free Dial In). Please quote “Grindrod” to the operator and/or conference ID 1 373 2108. For international toll free access numbers, please refer to https://www.incommconferencing.com/international-dial-in.

Slides and Audio Webcast / Slides Presentation details

There will be a live, and then archived webcast of the conference call and accompanying slides, accessible through the Grindrod Shipping website www.grinshipping.com (click on Notices & Events). The slide presentation of the Second Quarter 2022 financial results will be accessible in PDF format 10 minutes prior to the conference call and webcast. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Grindrod Shipping

Grindrod Shipping owns and operates a diversified fleet of owned, long-term and short-term chartered-in drybulk vessels predominantly in the handysize and supramax/ultramax segments. The drybulk business, which operates under the brand “Island View Shipping” (“IVS”) includes a core fleet of 31 vessels consisting of 15 handysize drybulk carriers and 16 supramax/ultramax drybulk carriers. The Company is based in Singapore, with offices in London, Durban, Tokyo and Rotterdam. Grindrod Shipping is listed on NASDAQ under the ticker “GRIN” and on the JSE under the ticker “GSH”.

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Fleet Table

The following table sets forth certain summary information regarding our fleet as of the date of this press release.

Drybulk Carriers — Owned Fleet (25 Vessels)

Vessel Name	Built	Country of Build	DWT	Type of Employment
Handysize – Eco
IVS Tembe	2016	Japan	37,740	IVS Commercial(1)
IVS Sunbird	2015	Japan	33,400	IVS Handysize Pool
IVS Thanda	2015	Japan	37,720	IVS Commercial(1)
IVS Kestrel	2014	Japan	32,770	IVS Handysize Pool
IVS Phinda	2014	Japan	37,720	IVS Commercial(1)
IVS Sparrowhawk	2014	Japan	33,420	IVS Handysize Pool
Handysize
IVS Merlion	2013	China	32,070	IVS Handysize Pool
IVS Raffles	2013	China	32,050	IVS Handysize Pool
IVS Ibis	2012	Japan	28,240	IVS Handysize Pool
IVS Kinglet(2)	2011	Japan	33,130	IVS Handysize Pool
IVS Magpie(2)	2011	Japan	28,240	IVS Handysize Pool
IVS Orchard	2011	China	32,530	IVS Handysize Pool
IVS Knot(2)	2010	Japan	33,140	IVS Handysize Pool
IVS Sentosa	2010	China	32,700	IVS Handysize Pool
IVS Kingbird	2007	Japan	32,560	IVS Handysize Pool
Supramax/Ultramax – Eco
IVS Prestwick	2019	Japan	61,300	IVS Supramax Pool
IVS Okudogo	2019	Japan	61,330	IVS Supramax Pool
IVS Phoenix(2)	2019	Japan	61,470	IVS Supramax Pool
IVS Swinley Forest	2017	Japan	60,490	IVS Supramax Pool
IVS Gleneagles	2016	Japan	58,070	IVS Supramax Pool
IVS North Berwick	2016	Japan	60,480	IVS Supramax Pool
IVS Bosch Hoek	2015	Japan	60,270	IVS Supramax Pool
IVS Hirono	2015	Japan	60,280	IVS Supramax Pool
IVS Wentworth	2015	Japan	58,090	IVS Supramax Pool
IVS Pinehurst(3)	2015	Philippines(4)	57,810	IVS Supramax Pool

 Drybulk Carriers — Long-Term Charter-In Fleet (6 Vessels)

Vessel Name	Built	Country of Build	DWT	Daily Charter- in Rate(5) on June 30, 2022	Charter- in Period (6)		Purchase Option Price (Millions)	Type of Employment
Supramax/Ultramax – Eco
IVS Atsugi(7)	2020	Japan	62,660	$12,200	2022-24		$25.2	IVS Supramax Pool
IVS Pebble Beach(8)	2020	Japan	62,660	$12,200	2022-24		$25.2	IVS Supramax Pool
IVS Hayakita(9)	2016	Japan	60,400	$13,500	2023-26	$	~22.3	IVS Supramax Pool
IVS Windsor(10)	2016	Japan	60,280	$13,385	2023-26		$-	IVS Supramax Pool
IVS Crimson Creek(11)	2014	Japan	57,950	$26,276	2023		$-	IVS Supramax Pool
IVS Naruo(12)	2014	Japan	60,030	$12,750	2022-24	$	~13.2	IVS Supramax Pool

(1)	Commercially managed by Grindrod Shipping alongside the IVS Handysize Pool.
(2)	IVS Knot, IVS Kinglet, IVS Magpie and IVS Phoenix have each undergone separate financing arrangements in which we sold these vessels but retained the right to control the use of these vessels for a period up to 2030, 2031, 2031 and 2036, respectively, and we have an option to acquire IVS Knot, IVS Kinglet and IVS Magpie commencing in 2021 and IVS Phoenix in 2023. We regard the vessels as owned since we have retained the right to control the use of the vessels.

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(3)	We exercised the purchase option for an amount of $18.0 million and took delivery on July 25, 2022.
(4)	Constructed at Tsuneishi Cebu Shipyard, a subsidiary of Tsuneishi Shipbuilding of Japan.
(5)

Charter-in rate: The basic payment to the charterer for the use of the vessel under time charter. The amount is usually for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current shipping market rates. The rate does not include any additional costs that are specified in the contract such as brokerage costs and victualing costs.

(6)	Expiration date range represents the earliest and latest re-delivery periods due to extension options.
(7)

Chartered-in until Q4 2022 with two one-year options to extend, at charter-in rates of $12,950 per day for the first extension year and $13,700 per day for the second extension year. The purchase option is exercisable beginning in Q4 2022 subject to contract terms and conditions.

(8)

Chartered-in until Q3 2022 with two one-year options to extend, at charter-in rates of $12,950 per day for the first extension year and $13,700 per day for the second extension year. The purchase option is exercisable beginning in Q3 2022 subject to contract terms and conditions.

(9)

Chartered-in until Q3 2023 with two one-year options and one nine-month option to extend, at charter-in rates of $14,000 per day for the first extension year, $14,500 per day for the second extension year, and $14,800 per day for the following nine-month extension period. The purchase option is exercisable next in Q3 2022 subject to contract terms and conditions and includes an estimated Japanese Yen denominated component but excludes estimated 50/50 profit sharing with vessel owner. The Japanese Yen component has been converted at a rate of 137 Yen to $1.

(10)

Chartered-in until Q3 2023 with two one-year options and one nine-month option to extend, at charter-in rates of $13,885 per day for the first extension year, $14,385 per day for the second extension year, and $14,885 per day for the following nine-month extension period.

(11)	Chartered-in for a period of 11 to 13 months at a charter-in rate of $26,276 per day commencing May 1, 2022.
(12)	Chartered-in until Q4 2022 with two additional one-year options to extend at $13,000 per day for each extension year. The purchase option is exercisable next in Q4 2022 subject to contract terms and conditions and includes an estimated Japanese Yen denominated component which has been converted at a rate of 137 Yen to $1.

Unaudited Segment Information

	Three months ended June 30,		Six months ended June 30,
(In thousands of U.S. dollars)	2022	2021	2022	2021
Drybulk Carriers Business
Handysize Segment
Revenue	$52,570	$37,364	$88,815	$61,066
Cost of sales	(24,786)	(23,123)	(45,160)	(41,586)
Gross Profit	27,784	14,241	43,655	19,480
Supramax/Ultramax Segment
Revenue	$78,246	$71,039	$150,990	$114,467
Cost of sales	(42,641)	(51,229)	(92,137)	(88,941)
Gross Profit	35,605	19,810	58,853	25,526

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Selected Historical and Statistical Data of Our Operating Fleet

Set forth below are selected historical and statistical data of our operating fleet for the three months ended June 30, 2022 and 2021 and the six months ended June 30, 2022 and 2021 that we believe may be useful in better understanding our operating fleet’s financial position and results of operations. This table contains certain information regarding TCE per day, vessel operating costs per day and long-term charter-in costs per day which are non-GAAP measures. For a discussion of certain of these measures, see “Non-GAAP Financial Measures” at the end of this press release.

	Three months ended June 30,		Six months ended June 30,
(In thousands of U.S. dollars)	2022	2021	2022	2021
Drybulk Carriers Business
Handysize Segment
Calendar days(1)	1,597	1,662	3,040	3,158
Available days(2)	1,574	1,662	3,013	3,102
Operating days(3)	1,560	1,630	2,952	3,052
Owned fleet operating days(4)	1,328	1,333	2,627	2,609
Long-term charter-in days(5)	-	-	-	-
Short-term charter-in days(6)	232	297	325	443
Fleet utilization(7)	99.1%	98.1%	98.0%	98.4%
TCE per day(8)	$27,479	$18,104	$24,990	$15,285
Vessel operating costs per day(9)	$5,247	$6,130	$5,461	$5,602
Long-term charter-in costs per day(10)	$-	$-	$-	$-
Supramax/Ultramax Segment
Calendar days(1)	2,123	2,494	4,365	4,963
Available days(2)	2,123	2,482	4,365	4,914
Operating days(3)	2,099	2,442	4,328	4,864
Owned fleet operating days(4)	819	728	1,626	1,404
Long-term charter-in days(5)	614	676	1,233	1,393
Short-term charter-in days(6)	666	1,038	1,469	2,067
Fleet utilization(7)	98.9%	98.4%	99.2%	99.0%
TCE per day(8)	$31,021	$21,916	$27,604	$17,606
Vessel operating costs per day(9)	$5,139	$5,116	$5,338	$5,212
Long-term charter-in costs per day(10)	$13,948	$12,867	$13,552	$12,611

(1)	Calendar days: total calendar days the vessels were in our possession for the relevant period.
(2)

Available days: total number of calendar days a vessel is in our possession for the relevant period after subtracting off-hire days for scheduled drydocking and special surveys. We use available days to measure the number of days in a relevant period during which vessels should be available for generating revenue.

(3)

Operating days: the number of available days in the relevant period a vessel is controlled by us after subtracting the aggregate number of days that the vessel is off-hire due to a reason other than scheduled drydocking and special surveys, including unforeseen circumstances. We use operating days to measure the aggregate number of days in a relevant period during which vessels are actually available to generate revenue.

(4)	Owned fleet operating days: the number of operating days in which our owned fleet is operating for the relevant period.
(5)

Long-term charter-in days: the number of operating days in which our long-term charter-in fleet is operating for the relevant period. We regard chartered-in vessels as long-term charters if the period of the charter we initially commit to is 12 months or more. Once we have included such chartered-in vessels in our fleet, we will continue to regard them as part of our fleet until the end of their chartered-in period, including any period that the charter has been extended under an option, even if at a given time the remaining period of their charter may be less than 12 months.

(6)	Short-term charter-in days: the number of operating days for which we have chartered-in third party vessels for durations of less than one year for the relevant period.
(7)	Fleet utilization: the percentage of time that vessels are available for generating revenue, determined by dividing the number of operating days during a relevant period by the number of available days during that period. We use fleet utilization to measure a company’s efficiency in technically managing its vessels.

9

(8)	TCE per day: vessel revenue less voyage expenses during a relevant period divided by the number of operating days during the period. The number of operating days used to calculate TCE revenue per day includes the proportionate share of our joint ventures’ operating days and includes charter-in days. Please see “Non-GAAP Financial Measures” above for a discussion of TCE revenue and a reconciliation of TCE revenue to revenue.

(9)	Vessel operating costs per day: vessel operating costs per day represents vessel operating costs divided by the number of calendar days for owned vessels. The vessel operating costs and the number of calendar days used to calculate vessel operating costs per day includes the proportionate share of our joint ventures’ vessel operating costs and calendar days and excludes charter-in costs and charter-in days. Please see “Non-GAAP Financial Measures” above for a discussion of vessel operating costs per day.

(10)	Long-term charter-in costs per day: charter costs associated with long-term chartered-in vessels divided by long-term charter-in days for the relevant period. Please see “Non-GAAP Financial Measures” above for a discussion of long-term charter-in costs and its reconciliation to adjusted charter hire costs. That discussion also shows an analysis of adjusted charter hire costs split between long-term charter-in costs and short-term charter-in costs.

The average long-term charter-in costs per day for the supramax/ultramax fleet for the third quarter of 2022 is expected to be approximately $14,921/day.

10

Unaudited Interim Condensed Consolidated Statement of Financial Position

	30 June 2022	31 December 2021
	US$’000	US$’000
ASSETS
Current assets
Cash and bank balances	165,396	107,118
Trade receivables	12,288	8,973
Contract assets	3,108	3,686
Other receivables and prepayments	25,922	22,424
Loans to joint ventures	-	10
Derivative financial instruments	2,654	5,370
Inventories	20,075	13,909
Total current assets	229,443	161,490

Non-current assets
Restricted cash	4,290	6,649
Ships, property, plant and equipment	398,287	437,479
Right-of-use assets	45,498	32,467
Interest in joint ventures	15	13
Derivative financial instruments	243	611
Intangible assets	219	227
Other receivables and prepayments	1,286	380
Other investments	3,652	3,730
Deferred tax assets	1,885	2,123
Total non-current assets	455,375	483,679

Total assets	684,818	645,169

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	27,665	33,874
Contract liabilities	13,039	8,441
Lease liabilities	41,834	27,375
Bank loans and other borrowings	34,811	28,020
Retirement benefit obligation	122	124
Derivative financial instruments	275	704
Provisions	994	1,019
Income tax payable	602	786
Total current liabilities	119,342	100,343

Non-current liabilities
Trade and other payables	149	160
Lease liabilities	1,765	5,896
Bank loans and other borrowings	174,447	217,646
Retirement benefit obligation	1,395	1,489
Derivative financial instruments	256	-
Total non-current liabilities	178,012	225,191

Capital and reserves
Share capital	320,683	320,683
Other equity and reserves	(17,293)	(24,068)
Accumulated profit	84,074	23,020
Total equity	387,464	319,635

Total equity and liabilities	684,818	645,169

11

Unaudited Interim Condensed Consolidated Statement of Profit or Loss

	Three months ended June 30,		Six months ended June 30,
(In thousands of U.S. dollars, other than per share data)	2022	2021	2022	2021
Continuing Operations
Revenue	$161,582	$109,830	$271,868	$178,255
Cost of sales
Voyage expenses	(22,712)	(25,450)	(46,389)	(43,083)
Vessel operating costs	(10,699)	(11,376)	(22,102)	(21,325)
Charter hire costs	(18,579)	(20,411)	(34,533)	(33,140)
Depreciation of ships, drydocking and plant and equipment– owned assets	(7,262)	(6,665)	(15,474)	(12,596)
Depreciation of ships and ship equipment – right-of-use assets	(8,779)	(8,752)	(17,527)	(17,046)
Other expenses	971	(1,571)	(621)	(2,864)
Cost of ship sale	(29,925)	-	(29,925)	-
Gross profit	64,597	35,605	105,297	48,201
Other operating income	4,096	3,337	3,783	3,402
Administrative expense	(7,629)	(7,889)	(15,890)	(14,169)
Share of (losses) profits of joint ventures	(1)	(5)	1	(28)
Interest income	166	38	269	75
Interest expense	(4,305)	(3,879)	(7,374)	(7,123)
Profit before taxation	56,924	27,207	86,086	30,358
Income tax (expense) benefit	(160)	53	(291)	78
Profit for the period from continuing operations	56,764	27,260	85,795	30,436

Discontinued operation
Loss for the period from discontinued operation	-	(3,017)	-	(2,849)
Profit for the period	56,764	24,243	85,795	27,587

Profit for the period attributable to:
Owners of the Company	56,764	19,771	85,795	22,129
Continuing operations	56,764	22,788	85,795	24,978
Discontinued operation	-	(3,017)	-	(2,849)
Non-controlling interests	-	4,472	-	5,458
	56,764	24,243	85,795	27,587

Profit per share attributable to owners of the Company:
From continuing and discontinued operation
Basic	$2.99	$1.02	$4.56	$1.15
Diluted	$2.92	$1.01	$4.45	$1.13

From continuing operations
Basic	$2.99	$1.18	$4.56	$1.30
Diluted	$2.92	$1.16	$4.45	$1.28

12

Unaudited Summary Statement of Cash Flows

For the six month period ended 30 June

	2022	2021
	US$’000	US$’000
Operating activities
Profit for the period	85,795	27,587
Adjustments for:
Share of (profits) losses of joint ventures	(1)	29
(Gain) loss on disposal of ships	(57)	1,126
Loss on disposal of businesses	-	25
Gain on disposal of plant and equipment, furniture and fittings and motor vehicles	(30)	-
Depreciation and amortisation	33,543	30,233
Reversal of impairment loss recognised on ships	(4,073)	(3,557)
Impairment loss recognised on goodwill and intangibles	-	965
Impairment loss on net disposal group	-	2,551
Reversal of impairment loss recognised on right-of-use assets	-	(1,046)
(Reversal of) impairment loss recognised on financial assets	(30)	686
(Reversal of) provision for onerous contracts	(25)	2,332
Recognition of share-based payments expenses	1,392	512
Net foreign exchange loss (gain)	117	(470)
Interest expense	7,374	7,737
Interest income	(269)	(99)
Income tax expense (benefit)	291	(2,444)
Operating cash flows before movements in working capital and ships	124,027	66,167
Inventories	(6,167)	(4,008)
Trade receivables, other receivables and prepayments	(7,722)	(3,018)
Contract assets	578	(154)
Trade and other payables	132	1,685
Contract liabilities	4,598	4,803
Due from related parties	-	556
Operating cash flows before movement in ships	115,446	66,031
Capital expenditure on ships	(1,041)	(4,636)
Proceeds from disposal of ships	29,481	47,809
Net cash generated from operations	143,886	109,204
Interest paid	(6,059)	(7,061)
Interest received	269	98
Income tax paid	(266)	(172)
Net cash flows generated from operating activities	137,830	102,069

Investing activities
Repayment of loans and amount due from joint ventures	39	10
Purchase of plant and equipment	(85)	(21)
Purchase of intangible assets	(75)	-
Proceeds from disposal of businesses	-	69
Proceeds from disposal of plant and equipment	62	-
Dividends and distributions received from a joint venture	-	185
Net cash (used in) generated from investing activities	(59)	243

Financing activities
Payment of principal portion of bank loans and other borrowings	(38,295)	(67,601)
Principal repayments on lease liabilities	(20,656)	(17,772)
Acquisition of treasury shares	-	(285)
Restricted cash	(133)	3,364
Dividends paid	(22,561)	-
Net cash flows used in financing activities	(81,645)	(82,294)

Net increase in cash and cash equivalents	56,126	20,018
Cash and cash equivalents at the beginning of the period	104,243	37,942
Effect of exchange rate changes on the balance of cash held in foreign currencies	(340)	118
Cash and cash equivalents at the end of the period	160,029	58,078

13

During the six months ended June 30, 2021, cash flows relating to the discontinued operation of the tanker business were cash used in operating activities of $254,000, cash used in investing activities of $2,000 and cash used in financing activities $855,000. There is no discontinued operation during the six months ended June 30, 2022.

Non-GAAP Financial Measures

The financial information included in this press release includes certain “non-GAAP financial measures” as such term is defined in SEC regulations governing the use of non-GAAP financial measures. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with IFRS. For example, non-GAAP financial measures may exclude the impact of certain unique and/or non-operating items such as acquisitions, divestitures, restructuring charges, large write-offs or items outside of management’s control. Management believes that the non-GAAP financial measures described below provide investors and analysts useful insight into our financial position and operating performance.

TCE Revenue and TCE per day

TCE revenue is defined as vessel revenue less voyage expenses. Such TCE revenue, divided by the number of our operating days during the period, is TCE per day. Vessel revenue and voyage expenses as reported for our operating segments include a proportionate share of vessel revenue and voyage expenses attributable to our joint ventures based on our proportionate ownership of the joint ventures for the period the joint venture existed during the relevant period. The number of operating days used to calculate TCE per day also includes the proportionate share of our joint ventures’ operating days for the period the joint venture existed during the relevant period and also includes charter-in days.

TCE per day is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters have to cover voyage expenses and are generally not expressed in per-day amounts while charter hire rates for vessels on time charters do not cover voyage expenses and generally are expressed in per day amounts.

Below is a reconciliation from TCE revenue to revenue for the three month periods ended June 30, 2022 and 2021.

	Three months ended June 30,
	2022			2021
(In thousands of U.S. dollars)	Revenue	Voyage Expenses	TCE Revenue	Revenue	Voyage Expenses	TCE Revenue
Vessel revenue
Handysize	52,446	(9,579)	42,867	37,246	(7,736)	29,510
Supramax/ultramax	78,246	(13,133)	65,113	71,039	(17,519)	53,520
Other	786			1,426
Ship sale revenue	29,981			-
Other revenue	123			119
Revenue	161,582			109,830

Below is a reconciliation from TCE revenue to revenue for the six months ended June 30, 2022 and 2021.

	Six months ended June 30,
	2022			2021
(In thousands of U.S. dollars)	Revenue	Voyage Expenses	TCE Revenue	Revenue	Voyage Expenses	TCE Revenue
Vessel revenue
Handysize	88,637	(14,866)	73,771	60,757	(14,107)	46,650
Supramax/ultramax	150,990	(31,522)	119,468	114,413	(28,779)	85,634
Other	2,082			2,722
Ship sale revenue	29,981			-
Other revenue	178			363
Revenue	271,868			178,255

Vessel operating costs per day

Vessel operating costs per day represents vessel operating costs divided by the number of calendar days for owned vessels during the period. The vessel operating costs and the number of calendar days used to calculate vessel operating costs per day includes the proportionate share of our joint ventures’ vessel operating costs and calendar days for the period the joint venture existed during the relevant period and excludes charter-in costs and charter-in days.

14

Vessel operating costs per day is a non-GAAP performance measure commonly used in the shipping industry to provide an understanding of the daily technical management costs relating to the running of owned vessels.

Long-term charter-in costs and Long-term charter-in costs per day

Long-term charter-in costs is defined as the charter costs relating to chartered-in vessels included in our fleet from time to time, which are vessels for which the period of the charter that we initially commit to is 12 months or more, even if at a given time the remaining period of their charter may be less than 12 months (“long-term charter-in vessels”). Such long-term charter-in costs, divided by the number of operating days for the relevant vessels during the period, is long-term charter-in costs per day.

Long-term charter-in costs and long-term charter-in costs per day are non-GAAP performance measures used primarily to provide an understanding of the total costs and total costs per day relating to the charter-in of the Company’s long-term chartered-in vessels.

Below is a reconciliation from Long-term charter-in costs to Charter hire costs for the three month periods ended June 30, 2022 and 2021.

	Three months ended June 30,
	2022
(In thousands of U.S. dollars)	Charter hire costs	Lease payments on Ships	Adjusted charter hire costs	Long-term charter-in costs	Short-term charter-in costs	Adjusted charter hire costs
Handysize	4,672	-	4,672	-	4,672	4,672
Supramax/ultramax	13,907	9,854	23,761	8,564	15,197	23,761
	18,579	9,854	28,433			28,433

	Three months ended June 30,
	2021
(In thousands of U.S. dollars)	Charter hire costs	Lease payments on Ships	Adjusted charter hire costs	Long-term charter-in costs	Short-term charter-in costs	Adjusted charter hire costs
Handysize	3,923	-	3,923	-	3,923	3,923
Supramax/ultramax	16,488	9,335	25,823	8,698	17,125	25,823
	20,411	9,335	29,746			29,746

Below is a reconciliation from Long-term charter-in costs to Charter hire costs for the six months ended June 30, 2022 and 2021.

	Six months ended June 30,
	2022
(In thousands of U.S. dollars)	Charter hire costs	Lease payments on Ships	Adjusted charter hire costs	Long-term charter-in costs	Short-term charter-in costs	Adjusted charter hire costs
Handysize	5,930	-	5,930	-	5,930	5,930
Supramax/ultramax	28,603	19,077	47,680	16,709	30,971	47,680
	34,533	19,077	53,610			53,610

	Six months ended June 30,
	2021
(In thousands of U.S. dollars)	Charter hire costs	Lease payments on Ships	Adjusted charter hire costs	Long-term charter-in costs	Short-term charter-in costs	Adjusted charter hire costs
Handysize	5,028	-	5,028	-	5,028	5,028
Supramax/ultramax	28,112	18,253	46,365	17,567	28,798	46,365
	33,140	18,253	51,393			51,393

15

EBITDA and Adjusted EBITDA

EBITDA is defined as earnings before income tax benefit (expense), interest income, interest expense, share of profits (losses) of joint ventures and depreciation and amortization. Adjusted EBITDA is EBITDA adjusted to exclude the items set forth in the table below, which represent certain non-recurring, non-operating or other items that we believe are not indicative of the ongoing performance of our core operations.

EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by IFRS, and should not be considered in isolation or used as alternatives to profit for the period or any other indicator of our operating performance.

Our presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. Our management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of our core operations and facilitate comparison of our operating performance to the operating performance of our peers. Additionally, our management uses EBITDA and Adjusted EBITDA as measures when reviewing our operating performance. While we believe these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by us may not be comparable to similar measures used by other companies.

The table below presents the reconciliation between profit for the period to EBITDA and Adjusted EBITDA for the three month periods ended June 30, 2022 and 2021 and six months ended June 30, 2022 and 2021.

	Three months ended June 30,		Six months ended June 30,
(In thousands of U.S. dollars)	2022	2021	2022	2021
Profit for the period from continuing operations	$56,764	$27,260	$85,795	$30,436
Adjusted for:
Income tax expense (benefit)	160	(53)	291	(78)
Interest income	(166)	(38)	(269)	(75)
Interest expense	4,305	3,879	7,374	7,123
Share of losses (profits) of joint ventures	1	5	(1)	28
Depreciation and amortization	16,308	15,714	33,543	30,233

EBITDA from continuing operations	77,372	46,767	126,733	67,667

Adjusted for
Reversal of impairment loss recognized on ships	(4,073)	(3,557)	(4,073)	(3,557)
Impairment loss recognized on goodwill and intangibles	-	965	-	965
Reversal of impairment loss recognized on right-of-use assets	-	(1,046)	-	(1,046)
Share based compensation	598	256	1,392	512

Adjusted EBITDA from continuing operations	73,897	43,385	124,052	64,541

16

Adjusted net income and Adjusted Earnings per share

Adjusted net income is defined as Profit for the period attributable to the owners of the Company adjusted for reversal of impairment loss recognized on ships, impairment loss recognized on goodwill and intangibles, reversal of impairment loss recognized on right-of-use assets, impairment loss on net disposal group, loss on disposal of business, share based compensation and non-recurring expenditure. Adjusted Earnings per share represents this figure divided by the weighted average number of ordinary shares outstanding for the period.

Adjusted net income is used by management for forecasting, making operational and strategic decisions, and evaluating current company performance. It is also one of the inputs used to calculate the variable amount that will be returned to shareholders in the form of quarterly dividends and/or share repurchases. Adjusted net income is not recognized by IFRS, and should not be considered in isolation or used as alternatives to profit for the period or any other indicator of our operating performance.

Our presentation of Adjusted net income is intended to supplement investors’ understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. We consider Adjusted net income to be useful to management and investors because it eliminates items that are unrelated to the overall operating performance and that may vary significantly from period to period. Identifying these elements will facilitate comparison of our operating performance to the operating performance of our peers. The definitions of Adjusted net income used by us may not be comparable to similar measures used by other companies.

The table below presents the reconciliation between Adjusted net income to Profit for the period attributable to the owners of the Company for the three month periods ended June 30, 2022 and 2021 and six months ended June 30, 2022 and 2021.

	Three months ended June 30,		Six months ended June 30,
(In thousands of U.S. dollars)	2022	2021	2022	2021
Profit for the period attributable to owners of the Company for continuing operations	$56,764	$22,788	$85,795	$24,978
Adjusted for:
Reversal of impairment loss recognized on ships	(4,073)	(3,557)	(4,073)	(3,557)
Impairment loss recognized on goodwill and intangibles	-	965	-	965
Reversal of impairment loss recognized on right-of-use assets	-	(1,046)	-	(1,046)
Share based compensation	598	256	1,392	512

Adjusted net income for continuing operations	53,289	19,406	83,114	21,852

Weighted average number of shares on which the profit per share and adjusted earnings per share has been calculated	18,958,025	19,297,655	18,819,474	19,203,308
Effect of dilutive potential ordinary shares	460,637	347,168	460,637	347,168
Weighted average number of ordinary shares for the purpose of calculating diluted profit per share and diluted adjusted earnings per share	19,418,662	19,644,823	19,280,111	19,550,476

Basic profit per share for continuing operations	$2.99	$1.18	$4.56	$1.30
Diluted profit per share for continuing operations	2.92	1.16	4.45	1.28

Basic adjusted earnings per share for continuing operations	$2.81	$1.01	$4.42	$1.14
Diluted adjusted earnings per share for continuing operations	2.74	0.99	4.31	1.12

17

Headline earnings and Headline earnings per share

The Johannesburg Stock Exchange, or JSE, requires that we calculate and publicly disclose Headline earnings per share and diluted Headline earnings per share. Headline earnings per share is calculated using net income which has been determined based on IFRS. Accordingly, this may differ to the Headline earnings per share calculation of other companies listed on the JSE because such companies may report their financial results under a different financial reporting framework such as U.S. GAAP.

Headline earnings for the period represents profit for the period attributable to owners of the Company adjusted for the re-measurements that are more closely aligned to the operating or trading results as set forth below, and Headline earnings per share represents this figure divided by the weighted average number of ordinary shares outstanding for the period.

The table below presents a reconciliation between Profit for the period attributable to owners of the Company to Headline earnings for the three month periods ended June 30, 2022 and 2021 and six months ended June 30, 2022 and 2021.

	Three months ended June 30,		Six months ended June 30,
(In thousands of U.S. dollars, except per share data)	2022	2021	2022	2021
Profit for the period attributable to owners of the Company	$56,764	$19,771	$85,795	$22,129
Adjusted for:
Reversal of impairment loss recognized on ships	(4,073)	(3,557)	(4,073)	(3,557)
Reversal of impairment loss recognized on right-of-use assets	-	(1,046)	-	(1,046)
Impairment loss recognized on goodwill and intangibles	-	965	-	965
Impairment loss on net disposal group	-	2,589	-	2,551
Loss on disposals of business	-	25	-	25

Headline earnings	52,691	18,747	81,722	21,067

Weighted average number of shares on which the profit per share and headline earnings per share has been calculated	18,958,025	19,297,655	18,819,474	19,203,308
Effect of dilutive potential ordinary shares	460,637	347,168	460,637	347,168
Weighted average number of ordinary shares for the purpose of calculating diluted profit per share and diluted headline earnings per share	19,418,662	19,644,823	19,280,111	19,550,476

Basic profit per share	$2.99	$1.02	$4.56	$1.15
Diluted profit per share	2.92	1.01	4.45	1.13

Basic headline earnings per share	$2.78	$0.97	$4.34	$1.10
Diluted headline earnings per share	2.71	0.95	4.24	1.08

18

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act 1995 with respect to Grindrod Shipping’s financial condition, results of operations, cash flows, business strategies, operating efficiencies, competitive position, growth opportunities, plans and objectives of management, and other matters. These forward looking statements, including, among others, those relating to our future business prospects, revenues and income, are necessarily estimates and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including those set forth below. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Grindrod Shipping at the time these statements were made. Although Grindrod Shipping believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Grindrod Shipping. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Grindrod Shipping’s future operating or financial results; the strength of world economies, including, in particular, in China and the rest of the Asia-Pacific region; the effects of the COVID-19 pandemic on our operations and the demand and trading patterns for the drybulk market, and the duration of these effects; cyclicality of the drybulk market, including general drybulk shipping market conditions and trends, including fluctuations in charter hire rates and vessel values; changes in supply and demand in the drybulk shipping industry, including the market for Grindrod Shipping’s vessels; changes in the value of Grindrod Shipping’s vessels; changes in Grindrod Shipping’s business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs; competition within the drybulk industry; seasonal fluctuations within the drybulk industry; Grindrod Shipping’s ability to employ its vessels in the spot market and its ability to enter into time charters after its current charters expire; general economic conditions and conditions in the oil and coal industries; Grindrod Shipping’s ability to satisfy the technical, health, safety and compliance standards of its customers; the failure of counterparties to our contracts to fully perform their obligations with Grindrod Shipping; Grindrod Shipping’s ability to execute its growth strategy; international political and economic conditions including additional tariffs imposed by China and the United States; potential disruption of shipping routes due to weather, accidents, political events, natural disasters or other catastrophic events; vessel breakdowns; corruption, piracy, military conflicts, political instability and terrorism in locations where we may operate, including the recent conflicts between Russia and Ukraine and tensions between China and Taiwan; fluctuations in interest rates and foreign exchange rates and the changes in the method pursuant to which the London Interbank Offered Rate and other benchmark rates are determined; changes in the costs associated with owning and operating Grindrod Shipping’s vessels; changes in, and Grindrod Shipping’s compliance with, governmental, tax, environmental, health and safety regulations including the International Maritime Organization, or IMO 2020, regulations limiting sulfur content in fuels; potential liability from pending or future litigation; Grindrod Shipping’s ability to procure or have access to financing, its liquidity and the adequacy of cash flows for its operation; the continued borrowing availability under Grindrod Shipping’s debt agreements and compliance with the covenants contained therein; Grindrod Shipping’s ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of its vessels; Grindrod Shipping’s dependence on key personnel; Grindrod Shipping’s expectations regarding the availability of vessel acquisitions and its ability to buy and sell vessels and to charter-in vessels as planned or at prices we deem satisfactory; adequacy of Grindrod Shipping’s insurance coverage; effects of new technological innovation and advances in vessel design; and the other factors set out in “Item 3. Key Information-Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission on March 25, 2022. Grindrod Shipping undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events except as required by law.

Company Contact:

Stephen Griffiths

Interim CEO / CFO

Grindrod Shipping Holdings Ltd.

200 Cantonment Road, #03-01 Southpoint

Singapore, 089763

Email: ir@grindrodshipping.com

Website: www.grinshipping.com

Investor Relations / Media Contact:

Nicolas Bornozis / Paul Lampoutis

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

Email: grindrod@capitallink.com

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